Filed by Sprint Corporation

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Sprint Corporation

Commission File No.: 001-04721

The following communication was emailed to employees of Sprint:

Dear partners,

I’m looking forward to meeting with you tomorrow at Town Hall but couldn’t wait to share some exciting news that we announced today with T-Mobile. If our merger is approved, the new company plans to build five new care centers across the United States with the first one opening on our campus here in Overland Park.

T-Mobile is known for exceptional customer service, so this is fantastic news and shows the new company’s commitment to adding thousands of jobs. In fact, 1,000 employees are expected to work at each of the new Customer Experience Centers, creating up to 5,600 additional customer care jobs by 2021.

As you know, our Overland Park campus will be the second headquarters for the combined company, and today’s announcement reinforces John Legere’s and Mike Sievert’s commitment to the campus and the Kansas City community.

I want to reassure you that in addition to this care center, there will also be a variety of other business functions and teams located at HQ2. The integration team is working on the plan for HQ2, and I’m confident there will be many job opportunities with the combined company in the Kansas City area. I will share more details with you when the plans are finalized.

To learn more about today’s announcement, please visit our newsroom to read the full press release. At tomorrow’s Town Hall, we will talk more about this, our business priorities and any questions you have.

Michel Combes

CEO

O: 913-315-5780

michel.combes@sprint.com

The following was made available by Sprint News, on Twitter:

Tweet: @TMobile and @Sprint Announce Post-Merger Plans to Build Five New T-Mobile Customer Experience Centers That Will Create Thousands of New American Jobs https://sprint.co/2FZ64q3

T-MOBILE AND SPRINT ANNOUNCE POST-MERGER PLANS TO BUILD FIVE NEW T-MOBILE CUSTOMER EXPERIENCE CENTERS THAT WILL CREATE THOUSANDS OF NEW AMERICAN JOBS

January 30, 2019

First Announced Location in Overland Park, Kansas

Bellevue, Washington and Overland Park, Kansas – January 30, 2019 – T-Mobile US (NASDAQ: TMUS) and Sprint Corporation (NYSE: S) today announced that, pending the close of their previously announced proposed merger to become the New T-Mobile, they plan to build five new state-of-the-art Customer Experience Centers around the United States. Each of the new Customer Experience Centers will create an average of 1,000 new jobs.

After the new Centers are built and fully integrated, they will join all the Customer Experience Centers in offering customers T-Mobile’s complete Team of Experts (TEX) service. TEX gives customers more personalized support by offering them a dedicated Care team. Additionally, the companies plan to expand two existing T-Mobile Centers, which will create even more new jobs. These efforts will cumulatively create up to 5,600 additional American customer care jobs by 2021.

Today the companies also shared that they have selected Overland Park, Kansas, as the first of the five new locations. The Overland Park facility will be a new addition to the existing Sprint campus, which was previously announced as the New T-Mobile’s secondary headquarters. In addition to the new Customer Experience Center, the secondary headquarters will house a variety of the New T-Mobile’s business support functions and teams.

“The heroes who work in our Customer Experience Centers show customers every day why they chose the Un-carrier — and that will not change with the New T-Mobile. With these five new Centers, we’re going to give even more customers across the U.S. the rock star treatment they deserve!” said T-Mobile US Chief Executive Officer John Legere, who will lead New T-Mobile as CEO. “Choosing Overland Park as our first new

Center site was a total no-brainer. This is an awesome community that is already going to be New T-Mobile’s secondary home! I can’t wait for the New T-Mobile to become an even bigger part of this community and to personally welcome an amazing group of employees to the Magenta squad — and bring even more to the team! We said the New T-Mobile will employ more people from day one than T-Mobile and Sprint would have separately – and we mean it!”

“I am so excited to share this news with our employees, our customers and everyone who calls the KC metro home,” said Marcelo Claure, Executive Chairman of the Board of Sprint Corporation. “Bringing a Customer Experience Center to Overland Park will be a huge job creator for Kansas City, and is a great first step in shaping what HQ2 will become. Working with local, state and federal leaders like Gov. Kelly and Sen. Moran, I’m looking forward to seeing the amazing things that the New T-Mobile will do for our community.”

“Today’s announcement is welcome news for the Overland Park area,” said Sen. Jerry Moran, Kansas. “I am pleased T-Mobile and Sprint plan to utilize Sprint’s existing presence in Kansas to build their first Customer Experience Center, and I look forward to seeing Kansas maintain its leadership role as a telecommunications and technology destination.”

“I am so pleased with the addition of a new Customer Experience Center that New T-Mobile has committed to add 1000 jobs to Kansas and will continue to grow its second headquarters in Overland Park. I look forward to working with the New T-Mobile as it continues to invest in our great state,” said Kansas Governor Laura Kelly.

The New T-Mobile Customer Experience Centers will bring T-Mobile’s innovative and industry-leading Team of Experts (TEX) model to customers. TEX, a personalized, team-based approach to wireless customer service, has changed everything about the customer experience by putting people first. When a postpaid wireless customer calls or messages T-Mobile, they are directed straight to a team of highly-skilled, tight-knit people who are specifically dedicated to them and others in their area – or they can ask someone to call them back. TEX teams include specialists who can handle a wide range of topics and, when needed, will work with local retail and engineering to solve even the most complex issues.

With the TEX model ultimately deployed in all combined New T-Mobile Customer Experience Centers, the New T-Mobile will employ 7,500 more customer care professionals in 2024 than the stand-alone companies would have. Those employees will be able to experience the things that have earned T-Mobile recognition as a best place to work on numerous lists year over year. They will be eligible to receive benefits and opportunities such as significant management preparation experience, career development paths and college tuition reimbursement.

The new Customer Experience Centers are one part of the New T-Mobile’s commitment to invest billions of dollars in creating new jobs and supporting infrastructure to bring world-class wireless to customers around the U.S. Other investments include building out a state-of-the-art, nationwide broad and deep 5G network and opening new stores to offer more services to an expanding customer base. In total, New T-Mobile expects to create more than 12,000 new jobs to serve small towns and rural communities as a direct result of the transaction.

The completion of the combination remains subject to regulatory approvals and certain other customary closing conditions and is expected to occur during the first half of 2019. Additional information regarding T-Mobile’s merger with Sprint can be found at: www.NewTMobile.com.

About T-Mobile

As America’s Un-carrier, T-Mobile US, Inc. (NASDAQ: TMUS) is redefining the way consumers and businesses buy wireless services through leading product and service innovation. Our advanced nationwide 4G LTE network delivers outstanding wireless experiences to 77.2 million customers who are unwilling to compromise on quality and value. Based in Bellevue, Washington, T-Mobile US provides services through its subsidiaries and operates its flagship brands, T-Mobile and Metro by T-Mobile. For more information, please visit http://www.t-mobile.com.

About Sprint

Sprint (NYSE: S) is a communications services company that creates more and better ways to connect its customers to the things they care about most. Sprint served 54.5 million connections as of Sept. 30, 2018 and is widely recognized for developing, engineering and deploying innovative technologies, including the first wireless 4G service from a national carrier in the United States; leading no-contract brands including Virgin Mobile USA, Boost Mobile, and Assurance Wireless; instant national and international push-to-talk capabilities; and a global Tier 1 Internet backbone. Today, Sprint’s legacy of innovation and service continues with an increased investment to dramatically improve coverage, reliability, and speed across its nationwide network and commitment to launching the first 5G mobile network in the U.S. You can learn more and visit Sprint at www.sprint.com or www.facebook.com/sprint and www.twitter.com/sprint.

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) has filed a registration statement on Form S-4 (File No. 333-226435), which was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on October 29, 2018, and which contains a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The documents filed by T-Mobile may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov, or from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov, or from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in the Form S-4, as well as in T-Mobile’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.t-mobile.com, and in Sprint’s Annual Report on Form 10-K for the fiscal year ended March 31, 2018 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “MD&A — Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.sprint.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. T-Mobile and Sprint assume no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.